

Mail Stop #4631   April 29, 2016

<u>Via E-mail</u>
Jeff Stockdale
Chief Operating Officer
Ambient Water Corp.
7721 East Trent Ave.
Spokane Valley, WA 99212

> **Re: Ambient Water Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2016**
> **File No. 333-210776**

Dear Mr. Stockdale:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   According to the Securities Purchase Agreement, River North is irrevocably bound to purchase the shares covered by this registration statement. Please remove or revise the following disclosures that are inconsistent with the agreement:
      - "As used in this prospectus, the term 'selling stockholder' includes the selling stockholder and any of its respective donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge or other non-sale related transfer." [page 47]; and
      - "If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders."

For additional guidance please refer to Securities Act Section CD&I 139.16.

Risk Factors, page 9

2.   Please add a risk factor to discuss the likelihood that you will ever receive the full amount under the equity line under the Securities Purchase Agreement. We note that at your current share price, 90,000,000 shares have the value of $153,000. If you are not likely to raise the entire amount, please explain, here or elsewhere in the prospectus, why the parties to the agreement chose this amount.

Signatures, page B-9

3.   Please revise your signature page to also provide or specifically identify the signatures of your principal financial officer and your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any questions.

Sincerely,

/S/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
       Gregory Wilson